Exhibit 99.1

PRESS RELEASE

SMX and CETI Launch an Industrial Validation Program to Drive Circular-Economy and Traceability in Textiles & Fabrics

Bringing molecular traceability to fashion, apparel, and technical textiles across Europe

New York / Lille – 25 September 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), the pioneer of molecular “physical-to-digital” fingerprinting for supply-chain transparency, and CETI (European Center for Innovative Textiles), one of Europe’s leading textile research and innovation institutes, have announced a strategic collaboration to embed SMX’s end-to-end tracing platform into CETI’s advanced textile R&D and circularity programs.

This collaboration is being launches with the ultimate goal of enabling European textile and fashion stakeholders to authenticate fibers, track fabrics across their lifecycle, and unlock new financial mechanisms that accelerate the transition to a circular textile economy.

By integrating SMX’s molecular markers and blockchain-backed digital passports into CETI’s pilot lines and industrial demonstrators, the collaboration is working to streamline proof-of-concept testing, strengthen grant applications, and shorten the path from lab breakthroughs to market-ready textile innovations.

The collaboration is expected to deliver to potential customers, measurable sustainability and compliance advantages to European textile value chains, from luxury fashion and sportswear to industrial and technical fabrics—supporting EU Digital Product Passport regulations, ESG reporting requirements, and the drive to boost recycling and reuse in the sector.

CETI Managing Director Frederic Silvert commented:

“As a center dedicated to the future of textiles, CETI’s mission is to enable industry to innovate responsibly and competitively. SMX’s molecular traceability platform is expected to give our partners the verifiable data they need to meet circularity goals and build consumer trust in sustainable fabrics.”

COMPELLING FUTURE IMPACT

The SMX–CETI collaboration positions European Metropolis of Lille as a European launch pad for next-generation textile circularity solutions. By fusing molecular-level identity with digital traceability, the collaboration is expected to deliver three decisive advantages:

●	Scientific proof, commercial speed – Shortened lab-to-market pathways allow textile and fashion manufacturers to adopt compliant, high-value recycled fibers at industrial scale.
●	Finance-ready transparency – Real-time, tamper-proof data enables sustainability-linked finance, turning circular performance into tangible economic value.
●	Ecosystem multiplier – Open innovation across fashion, sportswear, luxury, and technical fabrics to create a network effect that raises European competitiveness in achieving Green Deal and DPP targets.

SMX believes that circularity in textiles requires more than ambition—it needs verifiable data that every stakeholder can trust. Together with CETI, SMX is moving beyond pilots to work towards a future where every fiber has a digital passport and every recycled material commands its true market value.

1

PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About CETI

CETI (European Center for Innovative Textiles) is a leading research and innovation institute dedicated to advancing the textile sector. Based in European Metropolis of Lille, France, CETI drives applied R&D, industrial prototyping, and collaborative projects spanning fashion, luxury, sportswear, technical fabrics, and circular economy innovation.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects or collaborations with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

2